UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For the month of July, 2017

Commission File Number: 001-34476

BANCO SANTANDER (BRASIL) S.A.
(Exact name of registrant as specified in its charter)

Avenida Presidente Juscelino Kubitschek, 2041 and 2235
Bloco A – Vila Olimpia
São Paulo, SP 04543-011
Federative Republic of Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F: Form 20-F ___X___ Form 40-F _______

 Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes _______ No ___X____

 Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes _______ No ___X____

 Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes _______ No ___X____

 If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  N/A

 [Free English Translation]

BANCO SANTANDER (BRASIL) S.A.

Public-held Company with Authorized Capital

Corporate Taxpayer´s Registry No. 90.400.888/0001-42

Company Registry No. 35.300.332.067

EXTRAORDINARY GENERAL MEETING

Consolidated Synthetic remote voting map

In compliance with CVM Instruction No. 481/09, we present the synthetic voting map consolidating the voting instructions received from the Bookkeeper, and the voting instructions directly received by the Company, with the identification of the approvals, rejections or abstentions received by each item of the remote voting form, referring to the matters to be submitted to the approval of the Extraordinary General Meeting to be held on July 20, 2017, at 3:00 p.m.

Item	Resolution	Voting Shares	Voting	Amount of Shares	% Voting Shares
1	To FIX the number of members that will compose the Board of Directors in the mandate from 2017 to 2019	ON	For	58,409,950	1.516759133
2	Indication of candidates to the board of directors	ON	Abstention	58,409,950	1.516759133
3	In case of adoption of the multiple vote, do you desire to distribute the granted vote on a percentage basis to the candidates?	ON	For	492,901	0.012799396
			Against	57,917,049	1.503959736
4	Seeing of all the candidates that are part of the proposal for purposes of indicating the percentage (%) of votes to be granted	ON	Abstention	492,901	0.012799396
5	To CONFIRM the composition of the Company’s Board of Directors	ON	For	58,243,950	1.512448531
			Abstention	166,000	0.004310601
6	Do you desire to require the adoption of the multiple vote process for election of the Board of Directors, pursuant to Article 141 of Law No. 6.404/76?	ON	For	492,301	0.012783816
			Against	1,719,371	0.044647730
			Abstention	56,198,278	1.459327587
7	Do you desire to require the implementation of the Fiscal Council, pursuant to Article 161 of Law No. 6.404/76?	ON	For	7,378,057	0.191589538
		ON	Against	600	0.000015580
		ON	Abstention	51,031,293	1.325154014
		PN	For	7,378,057	0.198756330
		PN	Against	1,300	0.000035020
		PN	Abstention	50,965,316	1.372946724

São Paulo, July 19th, 2017.

Angel Santodomingo

Investors Relations Officer

BANCO SANTANDER (BRASIL) S.A.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.
Date: July 19, 2017

Banco Santander (Brasil) S.A.

By:	/S/ Amancio Acurcio Gouveia
Amancio Acurcio Gouveia Officer Without Specific Designation

By:	/S/ Angel Santodomingo Martell
Angel Santodomingo Martell Vice - President Executive Officer